82-3470

04036437

RECEIVED
2004 AUG 23 P 3:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ITC Limited

*Registered Office*
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

17th August, 2004

The Secretary
National Stock Exchange
of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex,
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

SUPPL

Dear Sir,

**93rd Annual General Meeting of the Company**

Further to our letter dated 3rd August, 2004 on the subject, we now enclose a copy of the Minutes of the proceedings of the 93rd Annual General Meeting of the Company, held on 30th July, 2004, at Kolkata.

Yours faithfully,
ITC Limited

( R. K. Singhi )
Deputy Secretary

PROCESSED
AUG 24 2004
THOMSON
FINANCIAL

Encl. as above.

dlw 8/24

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg

# ITC Limited

**MINUTES OF THE PROCEEDINGS OF THE NINETY-THIRD ANNUAL GENERAL MEETING OF THE MEMBERS OF ITC LIMITED HELD ON FRIDAY, 30TH JULY, 2004 AT 10.30 A.M. AT SCIENCE CITY, MAIN AUDITORIUM, JBS HALDANE AVENUE, KOLKATA 700 046**

---



**PRESENT**

**DIRECTORS** : Shri Y. C. Deveshwar (in the Chair)
Shri C. R. Green
Shri Y. P. Gupta
Shri Ajeet Prasad
Shri P. B. Ramanujam
Shri S. S. H. Rehman
Dr. B. Sen
Shri A. Singh
Shri J. B. Stevens
Dr. Ram S. Tarneja
Shri K. Vaidyanath
Shri B. Vijayaraghavan

**COMPANY SECRETARY :** Shri B. B. Chatterjee

**Life Insurance Corporation of India**
by its Representative — Shri B. B. Raha

**General Insurance Corporation of India**
by its Proxy — Shri A. K. Das

**National Insurance Company Ltd.**
by its Representative — Shri A. K. Das

**The New India Assurance Company Ltd.**
by its Representative — Shri P. K. Das

**The Oriental Insurance Company Ltd.**
by its Representative — Shri N. M. Rakshit

**United India Insurance Co. Ltd.**
by its Representative — Shri P. Sen

**UTI Mutual Fund and**
**The Specified Undertaking of**
**the Unit Trust of India**
by their Representative — Shri A. K. Sen

**Industrial Development Bank of India**
by its Representative — Shri B. Dhar

**IFCI Ltd.**
by its Representative — Shri D. Ghosh

**Tobacco Manufacturers (India) Ltd.**
by its Representative — Shri C. R. Green

**Myddleton Investment Company Ltd.**
by its Representative — Shri C. R. Green

**Rothmans International Enterprises Ltd.**
by its Representative — Shri C. R. Green

(Details of other Members and Proxies present at the Meeting - as per Annexure attached.)

1. Shri Y. C. Deveshwar, Chairman of the Company, took the Chair and welcomed all those present to the 93rd Annual General Meeting of the Company.

2. The business before the Meeting was taken up after having established that the requisite quorum was present.

3. The Register of Directors' Shareholdings was placed before the Meeting in accordance with the requirements of Section 307(7) of the Companies Act, 1956, and it remained open and accessible during the continuance of the Meeting to all persons attending the Meeting.

4. The Certificate dated 28th May, 2004, from Messrs. A. F. Ferguson & Co., Chartered Accountants, Auditors of the Company, in respect of the Company's Employee Stock Option Scheme, was also placed before the Meeting, as required under the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999.

5. The signed Auditors' Report was kept on the table throughout the Meeting.

6. The Chairman on the occasion of the 93rd Annual General Meeting delivered his Speech on 'Redefining Corporate Contribution - ITC : In Pursuit of Triple Bottom Line'. The Meeting applauded the Chairman's Address.

7. The Chairman shared the highlights of the unaudited financial results (provisional) for the First Quarter ended 30th June, 2004, which were approved by the Board of Directors of the Company earlier that morning. The Meeting applauded the performance of the Company.

8. The Notice dated 28th May, 2004 convening the 93rd Annual General Meeting together with the Report and Accounts for the financial year ended 31st March, 2004, as previously circulated, were taken as read.

9. Shri A. K. Mahindra, Senior Partner, Messrs. A. F. Ferguson & Co., Chartered Accountants, Auditors of the Company, read the Auditors' Report dated 28th May, 2004 on the Accounts of the Company for the financial year ended 31st March, 2004.

10. **RESOLUTION NO. 1 - ORDINARY RESOLUTION**

**"Resolved that the Balance Sheet of the Company as at 31st March, 2004, the Profit and Loss Account of the Company for the financial year ended 31st March, 2004, together with the Schedules and Notes, as annexed thereto, the Report of the Directors & Management Discussion and Analysis dated 28th May, 2004 attached thereto, and the Auditors' Report to the Members dated 28th May, 2004, be and are hereby approved and adopted."**

On the Resolution being proposed by Shri D. Dutta and seconded by Shri B. Venkataratnam as an Ordinary Resolution, the Chairman enquired from the Members present if there were any clarifications required on the Report and Accounts of the Company. Amongst others, Sarvashri L. K. Awasthi, K. L. Mallik, B. S. Srimal, T. P. Goyal, B. Venkataratnam, I. C. Agarwal, A. N. Sein, S. Ghosh, M. K. Gupta and G. S. Pandey, Shrimati S. Bagaria and Shrimati M. Banka congratulated the Chairman, the Board of Directors and the employees of the Company on the excellent results, made suggestions and sought clarifications, inter alia, on the Report and Accounts of the Company and its various businesses, its subsidiaries, real estate exposure, remuneration of directors, employee stock option scheme, deployment of funds, buy-back of shares, bonus shares, EHS matters and future plans of the Company. The Members recorded their appreciation of ITC's rural development initiatives embracing areas such as social and farm forestry, integrated watershed development, web-enablement of the Indian farmer and economic empowerment of women. The Members also appreciated the high standard of investor service provided by the Company and congratulated the Chairman on the Company's e-Choupal initiative winning the first World Business Award instituted jointly by the International Chamber of Commerce, the United Nations Development Program and the HRH Prince of Wales International Business Leaders Forum.

The Chairman thanked the Members for their kind comments, suggestions and continued support. The Chairman replied to the queries of the Members to their satisfaction.

The Resolution was thereafter put to vote and on a show of hands declared carried unanimously.

11. **RESOLUTION NO. 2 - ORDINARY RESOLUTION**

**"Resolved that dividend at the rate of Rs.20/- per Ordinary Share, absorbing Rs.495,35,77,020/-, be and is hereby declared on 24,76,78,851 Ordinary Shares of Rs.10/- each, fully paid, out of the net profits of the Company for the financial year ended 31st March, 2004, payable on or after 30th July, 2004, to those Members entitled thereto and whose names appear on the Register of Members of the Company as on 30th July, 2004, or to their mandatees, and to the beneficial owners as on 20th July, 2004 as per details furnished by National Securities Depository Limited and Central Depository Services (India) Limited in respect of dematerialised shares."**

The Resolution was duly proposed by Shri H. Kampani and seconded by Shri S. N. Mitra as an Ordinary Resolution.

The Resolution was put to vote and on a show of hands declared carried unanimously.

12. **RESOLUTION NO. 3 - ORDINARY RESOLUTION**

**"Resolved that Shri Yogesh Chander Deveshwar who retires by rotation at this Meeting in accordance with the provisions of Article 91 of the Articles of Association of the Company and who is eligible for re-election in terms of Article 93 of the Articles of Association of the Company be and is hereby re-elected a Director of the Company."**

The Resolution was duly proposed by Shri P. K. Dutt and seconded by Shri M. K. Gupta as an Ordinary Resolution.

The Resolution was put to vote and on a show of hands declared carried unanimously.

13. **RESOLUTION NO. 4 - ORDINARY RESOLUTION**

**"Resolved that Shri Ajeet Prasad who retires by rotation at this Meeting in accordance with the provisions of Article 91 of the Articles of Association of the Company and who is eligible for re-election in terms of Article 93 of the Articles of Association of the Company be and is hereby re-elected a Director of the Company."**

The Resolution was duly proposed by Shri G. S. Pandey and seconded by Shri A. K. Sil as an Ordinary Resolution.

The Resolution was put to vote and on a show of hands declared carried unanimously.

14. **RESOLUTION NO. 5 - ORDINARY RESOLUTION**

**"Resolved that Shri John Benedict Stevens who retires by rotation at this Meeting in accordance with the provisions of Article 91 of the Articles of Association of the Company and who is eligible for re-election in terms of Article 93 of the Articles of Association of the Company be and is hereby re-elected a Director of the Company."**

The Resolution was duly proposed by Shri S. N. Kundu and seconded by Shri B. Mukherjee as an Ordinary Resolution.

The Resolution was put to vote and on a show of hands declared carried unanimously.

15. **RESOLUTION NO. 6 - ORDINARY RESOLUTION**

**"Resolved that Shri Sahibzada Syed Habib-ur-Rehman who retires by rotation at this Meeting in accordance with the provisions of Article 91 of the Articles of Association of the Company and who is eligible for re-election in terms of Article 93 of the Articles of Association of the Company be and is hereby re-elected a Director of the Company."**

The Resolution was duly proposed by Shri S. K. Mahawar and seconded by Shri K. L. Mallik as an Ordinary Resolution.

The Resolution was put to vote and on a show of hands declared carried unanimously.

16. **RESOLUTION NO. 7 - SPECIAL RESOLUTION**

**"Resolved that Messrs. A. F. Ferguson & Co., Chartered Accountants, be and are hereby appointed as the Auditors of the Company to hold such office until the conclusion of the next Annual General Meeting to conduct the audit at a remuneration of Rs. 90,00,000/- payable in one or more instalments plus service tax as applicable, and reimbursement of out-of-pocket expenses incurred."**

The Resolution was duly proposed by Shri B. K. Nandi and seconded by Shri A. K. Mitra as a Special Resolution.

The Special Resolution was put to vote and on a show of hands declared carried by requisite majority.

17. **RESOLUTION NO. 8 - ORDINARY RESOLUTION**

**"Resolved that, in accordance with the applicable provisions of the Companies Act, 1956, or any amendment or modification thereof, this Meeting hereby approves the extension of the term of office of Shri Sahibzada Syed Habib-ur-Rehman as a Director of the Company, liable to retire by rotation, and also as a Wholetime Director up to 20th March, 2006, on the same remuneration as approved by the Members at the Annual General Meeting of the Company held on 25th July, 2003, and as set out in the Explanatory Statement annexed to the Notice convening this Meeting, a copy whereof initialled by the Chairman for identification is placed before this Meeting."**

The Resolution was duly proposed by Shri J. Acharya and seconded by Shri A. R. Majumdar as an Ordinary Resolution.

The Resolution was put to vote and on a show of hands declared carried unanimously.

18. **RESOLUTION NO. 9 - ORDINARY RESOLUTION**

**"Resolved that, in accordance with the applicable provisions of the Companies Act, 1956, or any amendment or modification thereof, consent be and is hereby accorded to modification in the terms of remuneration paid or payable to the Wholetime Directors of the Company, with effect from 1st April, 2004, as set out in the Explanatory Statement annexed to the Notice convening this Meeting, a copy whereof initialled by the Chairman for identification is placed before this Meeting."**

The Resolution was duly proposed by Shri B. Chakraborty and seconded by Shri D. K. Chattoraj as an Ordinary Resolution.

The Resolution was put to vote and on a show of hands declared carried by requisite majority.

19. **RESOLUTION NO. 10 - SPECIAL RESOLUTION**

**"Resolved that, in accordance with the applicable provisions of the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999, or any amendment or modification thereof ('the Guidelines'), and subject to such approvals and sanctions as may be necessary, the Pricing Formula for determining the Exercise Price for grant of Options to such permanent employees and Directors of the Company, as may be decided by the Board of Directors of the Company ('the Board', which term shall be deemed to include the Compensation Committee thereof) under the Company's Employee Stock Option Scheme, be modified on and from the date of this Meeting, to read as follows:**

**'The Exercise Price will be the closing price of the Company's share on the National Stock Exchange of India Limited ('the NSE') on the date of grant, or such price which is no lower than the average price of the Company's share in the six months preceding the date of grant based on the daily closing price on the NSE, or the 'Market Price' as defined from time to time under the Guidelines / applicable regulation(s), as may be determined by the Board.'"**

The Resolution was duly proposed by Shri C. Navaneethan and seconded by Shri M. Mehra as a Special Resolution.

The Special Resolution was put to vote and on a show of hands declared carried by requisite majority.

20. **RESOLUTION NO. 11 – SPECIAL RESOLUTION**

**"Resolved that the Pricing Formula for determining the Exercise Price for grant of Options as proposed in the Resolution under Item No. 7 of the convening Notice, and approved at this Meeting, be made applicable to the eligible employees including the Managing / Wholetime Directors of such subsidiary companies of the Company, as may be decided by the Board of Directors of the Company ('the Board', which term shall be deemed to include the Compensation Committee thereof)."**

The Resolution was duly proposed by Shri R. Das and seconded by Shri I. C. Agarwal as a Special Resolution.

The Special Resolution was put to vote and on a show of hands declared carried by requisite majority.

21. The business before the 93rd Annual General Meeting of the Company having been transacted, the Chairman thanked all those present and declared the Meeting as concluded.

**Date:** 16th Aug., 2004.

**CHAIRMAN**

ANNEXURE - LIST OF MEMBERS WHO ATTENDED THE 93RD ANNUAL GENERAL MEETING HELD AT SCIENCE CITY, MAIN AUDITORIUM ON 30TH JULY,2004.

| Name of Member | Name of Member |
|---|---|
| ACHARYA JYOTIRMAY | ADAMALI ZULEKHA |
| ADAMALI ZULEKHA | AGARWAL BAJRANG LAL |
| AGARWAL INDER CHAND | AGARWAL PREM |
| AGARWAL PUSHPA | AGARWAL SURESH KUMAR |
| AGRAWAL DINESH KUMAR | ATTARI NAFISA |
| AUDDY MOHAN LAL | AWASTHI LAKSHMI KANT |
| BACHHAWAT AJIT KUMAR | BAG SHIBSANKAR |
| BAGARIA SUNITA | BAI C R SUNDARI |
| BAI C R SUNDARI | BAI C R SUNDARI |
| BAI C R SUNDARI | BAID SAMPAT MAL |
| BAIDYA ASHOK KUMAR | BAIDYA BIRENDRA NATH |
| BANDYOPADHYAY MITRA | BANERJEE ALOK NATH |
| BANERJEE AMIT KUMAR | BANERJEE DEEPTI PRAKASH |
| BANERJEE LIPIKA | BANERJEE MILI |
| BANERJEE MINU | BANERJEE NARENDRA NATH |
| BANERJEE PRALAY KUMAR | BANERJEE PRITHE NATH |
| BANERJEE RATHINDRA NATH | BANERJEE RATNA |
| BANERJEE TARUN KUMAR | BANERJEE TARUN KUMAR |
| BANKA MINU | BANTHIA CHHATTAR SINGH |
| BARAL SUNIL CHANDRA | BARDHAN NIKHIL RANJAN |
| BARDHAN NIKHIL RANJAN | BARDHAN SIMA |
| BARDHAN SIMA | BARDHAN TAPAN KUMAR |
| BARUA PETER | BARUA PRADIP |
| BARUA SUPANTHA | BASAK ARATI |
| BASAK BAPI | BASAK NIRMAL KUMAR |
| BASAK SANAT KUMAR | BASAK SANAT KUMAR |
| BASAK SANAT KUMAR | BASU PRONAB KUMAR |
| BASU BANDANA | BASU BIJOYA |
| BASU BUDDHA DEB | BASU NRIPENDRA LAL |
| BASU PRATIK KUMAR | BASU RABINDRA NATH |
| BASU RATINDRA NATH | BASU SANKAR NATH |
| BASU SHILA | BASU SUBIR KUMAR |
| BENGANI KIRAN DEVI | BENGANI RAJ |
| BHAGAT KRISHNA KUMAR | BHANDARY GOPAL CHANDRA |
| BHAR BIMAL | BHAR RABINDRA NATH |
| BHAR SHANKAR | BHATTACHARJEE RANOJAY |
| BHATTACHARYA SATINDRA KUMAR | BHATTACHARYYA PARTHA KUMAR |
| BHAUMICK SATYA RANJAN | BHAUMIK KANCHAN KUMAR |
| BHAUMIK SUSIL KUMAR | BHOWMIK ARIJIT |
| BHOWMIK NIMAI DAS | BISWAS ABHIJIT RANJAN DEB |
| BISWAS BAIDYA NATH | BISWAS MRS PHULJHURI |
| BISWAS PARTHA SARATHI | BISWAS PROTIMA |
| BISWAS SAKTI PRASAD | BISWAS SMITA |
| BISWAS UDAY CHAND | BORAL NIRMAL CHANDRA |
| BORAL PRIYANKU | BOSE ARUN |
| BOSE ASOKE KUMAR | BOSE SUNIL KUMAR |
| BOTHRA VIJAY KUMAR | BYSACK AJIT KUMAR |
| CHAKARBARTY KUMUD RANJAN | CHAKRABARTI RATNA |
| CHAKRABORTY BIMAL | CHAKRABORTY MAINAK |
| CHAKRABORTY SUDIN KUMAR | CHAKRABORTY SUJIT |
| CHATTERJEE ANANDA JYOTI | CHATTERJEE ANITA |
| CHATTERJEE BISHWA BEHARI | CHATTERJEE BISWANATH |
| CHATTERJEE CHANDIDAS | CHATTERJEE KASTURI |
| CHATTERJEE NISITH KUMAR | CHATTERJEE PARTHA |
| CHATTERJEE PRADIP | CHATTERJEE PRANAB |
| CHATTERJEE RANABIR | CHATTERJEE SAMBHU KINKAR |

LIST OF MEMBERS WHO ATTENDED THE 93RD ANNUAL GENERAL MEETING
HELD AT SCIENCE CITY, MAIN AUDITORIUM ON 30TH JULY , 2004.

| Name of Member | Name of Member |
|---|---|
| CHATTERJEE SUNIL KUMAR | CHATTORAJ DEB KUMAR |
| CHATURVEDI ASHOK | CHAUDHURI MANJU |
| CHAUDHURI SANTA | CHINEY SANJOY KUMAR |
| CHOUDHURY DEBAJIT | CHOUDHURY DEBAJIT |
| CHOUDHURY MUKULENDU SAHA | CHOUDHURY PRABIR ROY |
| CHOUDHURY SOMEN | CHOUDHURY SRI RAMEN |
| CHOWDHURI SHAMAL PAL | CHOWDHURY BIJOYA |
| CHOWDHURY BIJOYA | CHOWDHURY GOKULENDRA KUMAR |
| CHOWDHURY RANA PAUL | CHUNDER JYOTI PROKASH |
| CHUNDER JYOTI PROKASH | CHUNDER JYOTI PROKASH |
| CHUNDER SUJATA | DAGA VISHWESHWAR |
| DAMANI GHANSHYAM DAS | DAMANI NAWAL KISHORE |
| DAMANI SAROJ | DAN ARIN |
| DAN RANJIT KUMAR | DAS BAIDYANATH |
| DAS DIBYENDU | DAS HRIDAY RANJAN |
| DAS KALIPADA | DAS KARABI |
| DAS LIPI | DAS MANINDRA DEB |
| DAS MANINDRADEB | DAS PRANAB KUMAR |
| DAS RANAJIT | DAS RINA |
| DAS RUMA | DAS SAIBAL |
| DAS SH DEB KUMAR | DAS SUBHANKUR |
| DAS SWAPAN KUMAR | DASGUPTA GAUTAM |
| DATTA AMAR RANJAN | DAW LATIKA |
| DE DIPAK KUMAR | DE GOBINDA CHANDRA |
| DE HARAN CHANDRA | DE JONAKI |
| DE JOYDEB | DE PRABAL KUMAR |
| DE PRABAL KUMAR | DE PRANAB KANTI |
| DE SATYA BRATA | DE SUBRATA |
| DEB RAI MOHON | DEBI PURNIMA |
| DEVALLA VENKATESHWARLU | DEVESHWAR BHARTI |
| DEVESHWAR Y C | DEVESHWAR YOGESH CHANDER |
| DEY AMAL KUMAR | DEY ANIMA |
| DEY JAGADISH CHANDRA | DEY MATHURA MOHAN |
| DEY PHANINDRA CHANDRA | DEY SOUMENDRA |
| DEY SUBHASH CHANDRA | DHAR ASHOKE KUMAR |
| DHAR RUPCHAND | DHAR SANATAN |
| DHAR SUDIPTA KUMAR | DHUR KSHETRA MOHUN |
| DROZARIO MARCIAN | DUTT ADIP KUMAR |
| DUTT PRONAB KUMAR | DUTT PRONAB KUMAR |
| DUTT RABINDRA NATH | DUTT SUSANTA KUMAR |
| DUTTA AJIT KUMAR | DUTTA AMAR |
| DUTTA AMIYA NATH | DUTTA BRINDABON |
| DUTTA DIPAK KUMAR | DUTTA DIPAK KUMAR |
| DUTTA DIPAK KUMAR | DUTTA PRAN GOPAL |
| DUTTA RAJIB KUMAR | DUTTA SABUJ KANTI |
| DUTTA SABUJ KANTI | DUTTA SALIL KUMAR |
| DUTTA SAMIRENDU | DWIVEDY KALI PRASAD |
| EHSAN MD SHARIQUE | GANDHI URMILA |
| GANESAN SUBRAMANIAN | GANGULY ANJAN KUMAR |
| GANGULY BIMALENDU | GANGULY IVA |
| GANGULY NILAY KUMAR | GANGULY SANAT KUMAR |
| GEORGE MATHEWS | GHOSAL SUDHAMOY |
| GHOSE SUBODH KUMAR | GHOSE SUNIL KUMAR |
| GHOSH A K | GHOSH ANUP KUMAR |
| GHOSH ARIJIT | GHOSH GOUTAM KUMAR |
| GHOSH MANABENDU | GHOSH PRABIR |

LIST OF MEMBERS WHO ATTENDED THE 93RD ANNUAL GENERAL MEETING HELD AT SCIENCE CITY, MAIN AUDITORIUM ON 30TH JULY , 2004.

| Name of Member | Name of Member |
|---|---|
| GHOSH RANJIT | GHOSH RANJIT |
| GHOSH SADHANA | GHOSH SAKTI PRASAD |
| GHOSH SUDIP | GHOSH SUKLA |
| GHOSH SUKUMAR | GHOSH TAPO GOPAL |
| GHOSH TAPO GOPAL | GILRA CHAITANYA SWARUP |
| GOSWAMI MANAS KUMAR | GOYAL TRIBHUWAN PAL |
| GUHA BINOTA | GUHA NITIN |
| GUHA UMA SANKAR | GUPTA ANCHAL |
| GUPTA JYOTIRMAY SEN | GUPTA KAUSHIK |
| GUPTA MANOJ KUMAR | GUPTA PRITINDU DAS |
| GUPTA SAROJIT SEN | GUPTA SUMAYA |
| HASAN MUSTARY | HOSSAIN ABID |
| JAIN ARUNA | JAIN SURESH |
| JAIN TEEKAM CHAND | JAJOO MANJU |
| JANA ASOKE KUMAR | JANA TARAK NATH |
| K VAIDYANATH | K VAIDYANATH |
| K VAIDYANATH | KABRA PRABHA |
| KALIMUDDIN ARVABAI | KALIMUDDIN ARVABAI |
| KALIMUDDIN ARVABAI | KAMPANI HEMAL |
| KAMPANI HEMAL | KAMPANI CHARUSHILA |
| KAPOOR SANJAY KUMAR | KAPUR SATISH |
| KAR SANKAR PRASAD | KARMAKAR BIDYUT KUMAR |
| KARMAKAR SHYAMAL | KARMAKAR SHYAMAL |
| KARMAKAR SRIBASH CHANDRA | KARNANI KUSUMLATA |
| KHETAWAT HEM | KOTHARI KANTA |
| KUMAR BIPRA DAS | KUMAR SAILENDRANATH |
| KUMAR SAUMENDRA NATH | KUMAR CHOWDHURY GOKULENDRA |
| KUNDU SOUMYENDRA NARAYON | KUNDU AMIT KUMAR |
| KUNDU ANITA | KUNDU ANUPAM |
| KUNDU BISHAKHA | KUNDU BISHAKHA |
| KUNDU BISWENDRA NARAYAN | KUNDU BISWENDRA NARAYON |
| KUNDU GAUTAM | KUNDU KANAK LATA |
| KUNDU SATYA NARAYAN | KUNDU SOUMYENDRA NARAYON |
| LAHA BAISAKHI | LAHA GOBINDA CHANDRA |
| LAHA LIPIKA | LAW JOYPRAKASH |
| MADIA KETAN | MAHADEVAIAH T S |
| MAHALANOBIS SANDHYA | MAHAWAR JAIKANT |
| MAHAWAR KRIPA SHANKER | MAHAWAR SHREE KANT |
| MAHESHWARI BALMUKAND | MAITY SITANGSHU SEKHAR |
| MAJUMDAR AJIT RANJAN | MAJUMDAR AMAL KUMAR |
| MAJUMDAR PRATIMA | MAJUMDAR RANAJIT KUMAR |
| MAJUMDER MAYA | MAJUMDER SUSANTA |
| MALLICK DHIRENDRA NATH | MALLICK DULAL CHAND |
| MALLIK ALOK KUMAR | MALLIK KABERI |
| MALLIK KASHMIR LAL | MANDAL AMITESH |
| MANDAL SANDHYA RANI | MAZUMDER MINA |
| MEHRA MUKESH | MEHROTRA PRAKASH NARAIN |
| MENEZES MRS MARIA | MENEZES MRS MARIA |
| MITRA AMAL KUMAR | MITRA ANUP KUMAR |
| MITRA BHUPAL CHANDRA | MITRA HARI DHON |
| MITRA KAMALA | MITRA RAGHABENDRA NATH |
| MITRA SASHI NATH | MODAK DEBASHIS |
| MODI MOTI DEVI | MOHTA SANGEETA |
| MONDAL S C | MUKERJEE ANANDA MOHON |
| MUKHERJEE DEBJYOTI | MUKHERJEE ARCHANA |

LIST OF MEMBERS WHO ATTENDED THE 93RD ANNUAL GENERAL MEETING HELD AT SCIENCE CITY, MAIN AUDITORIUM ON 30TH JULY , 2004.

| Name of Member | Name of Member |
|---|---|
| MUKHERJEE BANI | MUKHERJEE BHABANI BILAS |
| MUKHERJEE BUDDHADEB | MUKHERJEE KAUSHIK KUMAR |
| MUKHERJEE MANAB KUMAR | MUKHERJEE MITRA |
| MUKHERJEE MITRA | MUKHERJEE MOHIT KUMAR |
| MUKHERJEE NIRANJAN | MUKHERJEE PRIYABRATA |
| MUKHERJEE RAMA NATH | MUKHERJEE RAMA NATH |
| MUKHERJEE RAMANATH | MUKHERJEE SANKAR |
| MUKHERJEE SHYAMAL KUMAR | MUKHERJEE SUDHANSHU KUMAR |
| MUKHERJEE SWATI | MUKHERJEE SWATI |
| MUKHERJEE TAPAS | MUKHOPADHYAY MALAY |
| MUKHOPADHYAY PULAK KUMAR | MULLICK TAPAS KUMAR |
| MUNDRA RAJ RATAN | MURUGAN V S JYOTHI |
| N ASWATHANARAYANA SETTY M | NAG ARNAB KUMAR |
| NANDI ANIL KUMAR | NANDI BIMAL KRISHNA |
| NANDI RAJ KUMAR | NANDI SHYAMAL KUMAR |
| NANDI SUBHAS CHANDRA | NANDY NETAI |
| NANDY RANJAN | NARAYANAN P S |
| NARAYANAN T S SANKARA | NARAYANAN T S SANKARA |
| NATARAJAN VIMALA | NEOGI RANABIR |
| NONDY JOYDEEP | PAL RANJIT KUMAR |
| PAL RATNA | PAL SWAPAN KUMAR |
| PANDEY GANGA SAHAI | PANDEY GANGA SAHAI |
| PANDEY GANGA SAHAI | PANDEY GANGA SAHAI |
| PANDEY GANGASAHAI | PANDEY GANGESH |
| PANDEY GANGESH | PANDEY MANORAMA |
| PANDEY MANORAMA | PANDIT GOPAL CHANDRA |
| PAUL ARUN KUMAR | PAUL BEJOY KRISHNA |
| PAUL BIRENDRA NATH | PAUL JATINDER SINGH |
| PAUL JAYANTA | PAUL SUBRATA |
| PAUL SUMIL KUMAR | PAUL SUSANTA |
| PODDER ANIMA KUNDU | PODDER NITYA GOPAL |
| PRAKASH OM | PRAMANIK PRABHASH |
| PRASAD ANJALI | PUTATUNDA SATYAJYOTI |
| R THINAKARAN | RADHAKRISHNAN K |
| RAKSHIT SWAPAN | RANA JOYDEB |
| RANA JOYDEB | RANA RUBY |
| RANA RUBY | RATHI DEVENDRA KUMAR |
| BATHULA VENKATARATNAM | RAY BARUN KUMAR |
| RAY DIPAK | RAY DIPANKAR |
| RAY KRISHNENDU | RAY MINAKSHI |
| RAY PRANAB CHANDRA | RAY SHOVAN |
| REHMAN S S H | REHMAN S S H |
| ROY ASHA | ROY BANKIM CHANDRA |
| ROY BIPAD BHANJAN | ROY DILIP KUMAR |
| ROY DURGA PROSAD | ROY HRIDESH CHANDRA |
| ROY JATINDRA NATH GHOSH | ROY MAMATA |
| ROY NABAGOPAL | ROY PRABIR KUMAR |
| ROY SANJOY | ROY SANTI KUMAR |
| ROY SHYAMAL KUMAR | ROY SISIRENDU |
| ROY SUPRIYO | ROY TAPAN KUMAR |
| S NATARAJAN V | SABBERWAL SUDHA |
| SAHA AMIT KUMAR | SAHA BIJOY |
| SAHA BISWA NATH | SAHA INDRA MOHAN |
| SAHA MANORANJAN | SAHA MANORANJAN |
| SAHA NILIMA | SAHA PRABIR KUMAR |
| SAHA PRAN GOPAL | SAHA PRAN GOPAL |

LIST OF MEMBERS WHO ATTENDED THE 93RD ANNUAL GENERAL MEETING HELD AT SCIENCE CITY, MAIN AUDITORIUM ON 30TH JULY , 2004.

| Name of Member | Name of Member |
|---|---|
| SAHA PRASHANTA KUMAR | SAHA SANKAR |
| SAHA SUKANTA | SAHA SURESH CHANDRA |
| SANCHETI PANMAL | SANKARANARAYANAN T S |
| SARAF RAJENDRA KUMAR | SARAF RAJENDRA KUMAR |
| SARAOGI SATYANARAYAN | SARKAR ASHIS |
| SARKAR SANTOSH KUMAR | SARKAR SHYAM SUNDAR |
| SARKAR TAPAS KUMAR | SARKER BISWANATH |
| SEAL BIDYUT KR | SEAL SANKAR LALL |
| SEAL SANTOSH KUMAR | SEBASTIAN JAMES K |
| SEIN AMIYA NATH | SEN AJOY KUMAR |
| SEN ANJAN | SEN CHABI RANI |
| SEN DULAL CHANDRA | SEN GOUTAM |
| SEN PRADIP KUMAR | SEN PRASANTA |
| SEN SANKAR | SEN SATYABRATA |
| SENGUPTA ANUP KUMAR | SENGUPTA KALYAN |
| SENGUPTA PARITOSH | SENGUPTA RANJIT |
| SETT PRIYAJIT KUMAR | SETT SANJOY KUMAR |
| SETT SANJOY KUMAR | SHAH ASHITA C |
| SHAW MUNNA KUMAR | SIBA DIPALI |
| SIL ARPITA | SIL ASOK KUMAR |
| SIL DEBABRATA | SINGH ANUP |
| SINGH SHREE PRAKASH | SINGH SHREE PRAKASH |
| SINGHAL PRIYA | SINGHAL VIJAY KUMAR |
| SINGHI RAJENDRA KUMAR | SINGHI RAJENDRA KUMAR |
| SINHA PALLAB KANTI | SINHA SAMBIT NATH |
| SIRCAR BRAJO GOPAL | SIRCAR BRAJOGOPAL |
| SIVA PARIMAL KANTI | SIVARAMAN ANUP |
| SONI SANTOSH | SONI SANTOSH |
| SRIMAL BIJNAN SINGH | SUD RAJIV NARAYAN |
| SUR ASOK | SUR BIBHUTI |
| SUR KAMALA KANTA | SURI LEILA |
| SURI LEILA | SURI RAJEEV KUMAR |
| TALUKDAR NIREN | TALUKDAR SUPRAKASH |
| TALUKDAR TUHINA | TARNEJA RAM S |
| TARNEJA RAM S | TAT KSHITIS CHANDRA |
| THAKUR URMILA | C NAVANEETHAN |
| THOMAS KIRAN | VAID PAWAN KUMAR |
| VAIDYANATHAN SRINIVASAN | VOHRA NAINI |
| WADHWA BHISHAM LAL | WADHWA KAILASH C |
| WADHWA NITIN | YAGNICK MANIDHAR |
| ADMINISTRATOR GENERAL OF WEST BENGAL | YADAV KALIKA |
| GTC INDUSTRIES LTD. (By it's representative) | R K JAJOO |
| PG COMMERCIALS (P) LTD. (By it's representative) | NAVIN KUMAR |

ANNEXURE - LIST OF PROXIES WHO ATTENDED THE 93RD ANNUAL GENERAL MEETING HELD AT SCIENCE CITY, MAIN AUDITORIUM ON 30TH JULY , 2004.

| Member for whom attended | Name of Proxy |
|---|---|
| SHYAMLAL AGARWALLA | MATHURA SINGH |
| IKHLAS AHMAD | Y C DEVESHWAR |
| YASHAS PATI AGARWAL | Y C DEVESHWAR |
| SHYAM SUNDAR AGARWAL | SAROJ HAZRA |
| SHYAMSUNDER AGRAWAL | BIMAL DEY |
| SHYAM SUNDAR AGARWAL | MANOJ SINHA |
| SHYAMLAL AGARWALLA | Y C DEVESHWAR |
| IKHLAS AHMAD | Y C DEVESHWAR |
| AJEET KR AGARWAL | CHANCHAL MITRA |
| SANJAY K. AGRAWAL | RABINDRANATH DAS |
| SHYAMLAL AGARWALLA | Y C DEVESHWAR |
| SHYAMLAL AGARWALLA | Y C DEVESHWAR |
| SHYAMLAL AGARWALLA | Y C DEVESHWAR |
| K ASEERVADAM | Y C DEVESHWAR |
| SHYAM SUNDAR AGARWAL | SANJOY DAS |
| SHYAM SUNDAR AGARWAL | KUNAL BANERJEE |
| V CH APPARAO | Y C DEVESHWAR |
| M BASKARAN | Y C DEVESHWAR |
| ACHUYAT DAS BABA | KABIR ROY |
| VENKATARAMANAMURTY BARATAM | RINTI SAHA |
| KRISHNAVATARAM BARATAM | GOVINDA MISHRA |
| BALAKRISHNA MURTY BARATAM | JAYDEEP SAHA |
| DEBABRATA BHAUMIK | SWAPAN SAHA |
| DURGAPRASAD BHAUMIK | SUBRATA MANNA |
| SAKTIPRASAD BHAUMIK | JYOTIRMOY CHATTERJEE |
| ABDULLA BHURA | Y C DEVESHWAR |
| HAMIDA BEGUM | PARWEZ WAHEED |
| INDRA KALA BIHANI | SUMIT BIHANI |
| RAMA SHANKER BAGARIA | SUNIL KUMAR AGARWAL |
| PESTONJI DOSSABHAI BARIA | Y C DEVESHWAR |
| DWIPAK KUMAR BASU | UTTAM SARKAR |
| CHANDRA SEKHARA PAKEER BARATAM | MANOJ PAUL |
| SUSRI BANERJEE | A K BANERJEE |
| REBA BANERJEE | PRADIPTA ROY |
| SUBRATA BHAUMIK | BABAI GHORAI |
| RENUKA BISWAS | BIMALENDU ACHARYA |
| G BHADRAIAH | BISWANATH CHAKRABORTY |
| THE ADMINISTRATOR GENERAL OF WEST BENGAL | BIKASH CHOWDHURY |
| UPENDRA NATH CHOWDHURY | PARTHA BHOWMICK |
| ASIMA CHOWDHURY | RAMEN CHOUDHURY |
| SURESH CHAND | SURESH DAS |
| RAMENDRA MOHAN CHAUDHURI | RAVI SHANKAR CHAUDHURI |
| B CHENNAIAH | PINTU DAS |
| DURGA RAO CH | AVIJIT SHOW |
| M SOMESWARA CHARY | KISHORE DAS |
| P S N CHARY | PRABAL DASGUPTA |
| PRASANNA CHATTERJEE | Y C DEVESHWAR |
| S JANARDHANA CHARYALU | SONA DAS |
| S S K MADHUSUDHANA CHARYULU | AJIT RANJAN SAHA |
| SABITA DEY | DEBABRATA DEY |
| SANDHYA DEB | RABI BHUSAN DEB |
| SURESH KUMAR DAMANI | RAM NARAYAN DAMANI |
| CHINTAPALI DURGARAO | DIPANKAR ROY |
| G DARUGA | SANTOSH SHOW |
| MADAN PRASAD DUBEY | SYAMAL DEY |

LIST OF PROXIES WHO ATTENDED THE 93RD ANNUAL GENERAL MEETING HELD AT SCIENCE CITY, MAIN AUDITORIUM ON 30TH JULY , 2004.

| Member for whom attended | Name of Proxy |
|---|---|
| SANYASI RAJU D | Y C DEVESHWAR |
| KUNAL DUTT | KAUSHIK DUTT |
| KUNAL DUTT | KAUSHIK DUTT |
| BURRA JOHN EBENEZER | Y C DEVESHWAR |
| M ESHWARAIAH | SANKAR BISWAS |
| SATYANARAYANA GAMINI | BIRAJ BOSE |
| MINA RANI GIRI | MITHU CHOWDHURY |
| K SRINIVASA GURIKAR | Y C DEVESHWAR |
| RAM DAS GUPTA | Y C DEVESHWAR |
| GIAN CHAND GUPTA | Y C DEVESHWAR |
| SARITA GUPTA | SOMNATH DAS |
| APPA RAO G | Y C DEVESHWAR |
| B GURUVULU | GOPAL CHANDRA ROY |
| PRAFULLA KUMAR GHOSH | PRASENJIT GHOSH |
| SHYAM SUNDER HANS | SAMAR GHOSH |
| AHMED HUSSAIN | SHYAMAL DAWN |
| SHYAM SUNDER HANS | SANJAY GHOSH |
| KISHAN LAL JHUN JHUN WALA | UPENDRA KR SINGH |
| NAVEEN CHAND JAIN | SURYA SEN |
| SUNDRI DEVI JAIN | BIMAN MAJUMDER |
| ABHAY KUMAR JAIN | HARI SINGH |
| ASHOK KUMAR JAIN | RAJIB ROY |
| PRAMOD KUMAR JAIN | ARUN GHOSH |
| HUKAM CHAND JAIN | MOIN KHAN |
| RAMADEVI JHUNJHUNWALA | Y C DEVESHWAR |
| SHANKER LAL JHUNJHUNWALA | Y C DEVESHWAR |
| KISHAN LAL JHUNJHUNWALA | Y C DEVESHWAR |
| SEEMA RANI JAIN | BRIJESH SINGH |
| ASHOK KR JAIN | SACHIN BISWANATH |
| ABHAY KUMAR JAIN | DHANANJOY SINGH |
| SH PRAMOD KUMAR JAIN | SUNIL SINGH |
| ATUL KUMAR JAIN | GITESH GUPTA |
| MANJU SHREE JAIN | SHANTI SWAROOP JAIN |
| RAMA DEVI JHUNJHUNWALA | Y C DEVESHWAR |
| TANGUDU JAGANNADHAM | RAMGOPAL SHARMA |
| A V JACOB | SAPNA MEHTA |
| A V JACOB | RITIKA BAJORIA |
| D JOHN | GANESH MONDAL |
| S JOSEPH | RANJIT JAISWAL |
| S K JAMALUDDIN | SATYANARAYANA BISWAS |
| KRISHNAKANT KALSOTRA | NIRMAL CHATTERJEE |
| CHUNILAL KALSOTRA | SAMIR BISWAS |
| VIJAY C KAPOOR | Y C DEVESHWAR |
| MAGATAPALLI SANTHA KUMARI | SOUMEN ROY CHOWDHURY |
| BALDEV SINGH KAMPANI | PRITHEEPAUL SINGH KAMPANI |
| BIMLA KILLA | Y C DEVESHWAR |
| AETUKURI USHA KUMARI | BAPI MONDAL |
| AETUKURI USHA KUMARI | RIJU SAHA |
| A USHA KUMARI | ARUP GHOSH |
| MARUTHI RAMADAS KOTESWARARAO | Y C DEVESHWAR |
| T S LACHHMANSINGH | Y C DEVESHWAR |
| KORISETRA LINGAPPA | Y C DEVESHWAR |
| TANGUDU LAKSHMI | RAJKUMAR SHAW |
| PRASANNA RAO LN | Y C DEVESHWAR |
| KANTILAL MAGANLAL MANDAVIA | ANIL BISWAS |
| SUNIL KUMAR MITRA | Y C DEVESHWAR |

LIST OF PROXIES WHO ATTENDED THE 93RD ANNUAL GENERAL MEETING
HELD AT SCIENCE CITY, MAIN AUDITORIUM ON 30TH JULY , 2004.

| Member for whom attended | Name of Proxy |
|---|---|
| MAHUA MITRA | ASIT KUMAR DEY |
| TAPAN KUMAR MUKHERJEE | RAMEN CHOUDHURY |
| MADHUKAR H MAHINDRAKAR | Y C DEVESHWAR |
| VISHWANATH H MAHINDRAKAR | Y C DEVESHWAR |
| HARINIRANJAN MUNDHRA | MADHU DAS |
| EMDADALI MOLLAH | SAROJ SINGH |
| SUNIL KUMAR MITRA | RANJIT MANDAL |
| MAHUA MITRA | BABLOO CHAKRABORTY |
| MALABIKA MITRA | KUNAL MITRA |
| NIRMAL MOJUMDER | AOKE DAS |
| G MUTTAIAH | GAUTAM ROUT |
| K MURALI | SAJAL GUHA |
| MOHAMMED LAL MD | Y C DEVESHWAR |
| P SITA RAM MURTHY | SUNIL PRAMANICK |
| P MALLESAM | Y C DEVESHWAR |
| PURNIMA M MAHINDRAKAR | SUJIT SEN |
| SANTHAKUMARI MAGATAPALLI | Y C DEVESHWAR |
| RADHIKA NANDAKUMAR | LALTU BISHWAS |
| VED PRAKASH | SUJOY BURMAN |
| DILIP KR PAL | BISWAJIT NATH |
| MIRA PYNE | MANOJ KR PYNE |
| FAIZUDDIN P | Y C DEVESHWAR |
| G RAVI PRASAD | BAPI DAS |
| HARIRAM PRASAD | MIDUL SONA |
| JAYANADAN PRASAD | SOMNATH CHAKRABORTY |
| K SARANGA PANI | DEBASISH SAHA |
| K PEDDABBAI | SUJIT GHOSH |
| P PARIPURNAM | RANJIT DAS |
| PRASADA RAO P | Y C DEVESHWAR |
| T NAGA PRASAD | SANKAR CHAKRABORTY |
| Y V PRASAD | SUNIL DUTTA |
| RAJ KUMAR | SHANKAR HALDER |
| ILA RANI ROY | A GHOSH |
| N R NARAYANA RAO | Y C DEVESHWAR |
| ASHOK KUMAR RANIWALA | VIJAYA KAUSHIK |
| ILA RANI ROY | A GHOSH |
| NALAM NARASIMHA RAO | AKHIL DAS |
| K V S PRAKASA RAO | PIKLU BASAK |
| K V SUDHAKAR RAO | BHASKAR SARKAR |
| K V RAMANA RAO | RAJA HELA |
| K V JANARDHAN RAO | RAJANISH ROY CHOUDHURY |
| K V CHIRANJEEVI RAO | PINTU SEN |
| K V SESHAGIRI RAO | DIPAK SINGH |
| K V RAMA RAO | RAJA SEN |
| K V JAGAN MOHANA RAO | RAHUL BANERJEE |
| SWAPAN KUMAR ROY | ABHIJIT DAS |
| A NAGESWARA RAO | RAJU GUPTA |
| B RAMBABU | DEBASISH DUTTA |
| B PRAKASA RAO | JITESH CHAND |
| B VENKAT REDDY | BHASKAR CHOWDHURY |
| B NAGESWARA RAO | PINTU GHOSH |
| B LOURDU RAJU | MONU GHOSH |
| CH VENKAT REDDY | BABAI SAHA |
| CH RAMI REDDY | PRADIP PAUL |
| D S V PRASAD RAO | ASHOKE DEY |
| [illegible] SAMBASIVA RAO | Y C DEVESHWAR |

LIST OF PROXIES WHO ATTENDED THE 93RD ANNUAL GENERAL MEETING
HELD AT SCIENCE CITY, MAIN AUDITORIUM ON 30TH JULY , 2004.

| Member for whom attended | Name of Proxy |
|---|---|
| K JANARDHANA RAO | SUPRAKSH BHATTACHARYA |
| K B GOPALAKRISHNA RAO | SAMIR CHATTERJEE |
| K GANGA RAO | TAPAS PAUL |
| M RAM MOHAN RAO | AMIT ROY |
| M P RANGA RAO | UTTAM DUTTA |
| M VIJAYA RAMA RAJU | SANTANU CHOKRABORTY |
| M GANGA RAM | GAUTAM GUPTA |
| N NARAYANA RAO | MUNNA ROUTH |
| N VENKATA REDDY | BULBUL BANERJEE |
| N RAMANA | AVIJIT SAHA |
| P RAMBABU | TILAK BISWAS |
| P NAGESWARA RAO | SUBIR GOSWAMI |
| P SESHAGIRI RAO | Y C DEVESHWAR |
| S ADI REDDY | SUBANKAR MOITRA |
| S BHASKAR RAO | SHAMAL CHOKRABORTY |
| S VENKATA RAO | SUJIT SEAL |
| SOURATH ROY | A GHOSH |
| T MOHAN RAO | MR CHAIO |
| T SUBBA RAO | UJJAL GUHA |
| YARRA VENKATA NAGESWARA RAO | Y C DEVESHWAR |
| DAHYABHAI AMRITLAL SHAH | LALTO CHATTERJEE |
| PRABHA SACHDEVA | SOUMOJIT BHATTACHARYA |
| DILIP KUMAR AMRITLAL SHAH | GOVIND BALMIKI |
| J V SRIDHAR | MUDITA CHOWDHURY |
| M G DASHARATHA RAMA SETTY | PUJA CHITLANGIA |
| SEPHALI SARKAR | SAKTI JHA |
| SHANTABEN AMRITLAL SHAH | SANTOSH PARBAT |
| KISHANLAL SULTANIA | SANJOY DAS |
| DAHYABHAI AMRITLAL SHAH | AJAY KUMAR SINGH |
| DAHYABHAI AMRITLAL SHAH | RAVI KUMAR DUBEY |
| ANIL KUMAR SI | MANISH SABOO |
| SUMITA SARKAR | MADHAB CHANDRA MONDAL |
| PADMA RANI SETHI | Y C DEVESHWAR |
| SANJAY KUMAR SETHI | Y C DEVESHWAR |
| SANJAY KUMAR SETHI | Y C DEVESHWAR |
| VYAS SINGH | UDESH SHARMA |
| MOHAN SINGH | BAPI DAS |
| MOHAN SINGH | UDDIDAN DAS ROY |
| DAHYABHAI AMRITLAL SHAH | JITENDER KUMAR MAHATO |
| DAHYABHAI AMRITLAL SHAH | BISWAJIT SIL |
| K V V S S SUBRAMANYAM | Y C DEVESHWAR |
| N VENKATESWARA SASTRY | Y C DEVESHWAR |
| P SABITA SAMUEL | AVIJIT SEAL |
| P SAI SRINIVAS | BISWAJIT SAHA |
| P SATYANARAYANA | AMAR DAS |
| R SATYANARAYANA | DEBASISH GUIN |
| S SURYANARAYANA | JAYDEB DEY |
| SABITA SAMUEL | TAPAN SAHA |
| A V THOMAS | SHALINI TODI |
| ANJERY KAKKU VARGHESE | ANUP SINGH |
| MAGATAPALLI VENKATA RAMANA MURTY | SOMEN MITRA |
| SRIRAMAMURTY VARANASI | RAJU PODDAR |
| B VANITHA | AKBAR KHAN |
| BHARAT B VERMA | RAKESH DUBEY |
| A VENKATESWARLU | DIBBENDU GHOSH |
| BHASKARA REDDY G V | Y C DEVESHWAR |

LIST OF PROXIES WHO ATTENDED THE 93RD ANNUAL GENERAL MEETING HELD AT SCIENCE CITY, MAIN AUDITORIUM ON 30TH JULY , 2004.

| Member for whom attended | Name of Proxy |
|---|---|
| G VENKANNA | ALOKE BISWAS |
| G VENKATESHWARLU | RAJA DAS |
| K VENKAIAH | SUJAY MITRA |
| L I WHITE | ATANU SANTRA |
| P VENKATAYYA | RAJESH SINGH |
| THERESA VINOLA | RAJESH AGARWAL |
| MAYVIE FLORA KHARKONGOR | CHARLES L KHARKONGOR |
| PASPAT SINGH | ARINDAM SARKAR |
| MOHAMMAD KHURSHID ALAM MALLICK | RAJA BARUA |
| MOHAMMAD MAHBOOBUL HAQUE | VIVEK SHARMA |
| RAJA RAM GOWALA | PUSPENDU CHAKRABORTY |
| MOHAMMAD ALI | SUBHASISH GHOSH |
| BAIJ NATH SHARMA | SUBHASH MUKHERJEE |
| JAYANTI SINHA | P K SINHA |
| GAMINI SATYANARAYANA | ARNAB CHAKROBORTY |
| KISHIN GIANCHAND HINGORANI | Y C DEVESHWAR |
| MAYVIE FLORA KHARKONGOR | CHARLES L KHARKONGOR |
| MANOJ KUMAR BHURA | PUNIT JAIN |
| SUDARSHAN KABRA | DIBYENDU GHOSH |
| KANHAIYALAL CHUHARMAL CHANCHLANI | Y C DEVESHWAR |
| J SEKAR JAYABAL | RAJA SEN |
| STICHTING BEDRIJFSPENSIOENFONDS VOOR DE METAAL EN TECHNISCHE BEDRIJFSTAKKEN ( BPMT) | ASHOK MITRA |
| R S N SIVA | K V KRISHNAN |
| SOUMITRA CHATTERJEE | RATHINDRA KUMAR DAS |
| ILA RANI ROY | A GHOSH |
| RAJENDRA SINGH BENGANI | MANISH BHANSALI |
| ZARIN ARDESHIR BILLIMORIA | AJOY SAHA |
| ALOO PHIROZSHAW BILLIMORIA | Y C DEVESHWAR |
| ALOO PHIROZSHAW BILLIMORIA | KAILASH VALMIKI |
| HARI DAS BURMAN | RAMESH MEHRA |
| NARESH DAS MEHRA | RAMESH MEHRA |
| DINESH DAS MEHRA | RAMESH MEHRA |
| KURUSH NOSHIR GRANT | Y C DEVESHWAR |
| SHEILA SARAOGI | Y C DEVESHWAR |
| SAMBHU KUMAR KUNDU | Y C DEVESHWAR |
| BINA DEVI GUPTA | PRANAB NATH |
| SURINDER AGGARWAL | Y C DEVESHWAR |
| SWATANTRA SINGH KOTHARI | JANAMEJAY |
| HAIDERALI HASANALI RUPANI | SADHAN DAS |
| NILOFER HAIDERALI RUPANI | BAPI MOHANTY |
| APARNA PAUL | DHANIA PRASAD YADAV |
| ARATI SAHA | RAM CHANDRA SAHA |
| ARNAB KUMAR PAUL | DHANIA PRASAD YADAV |
| MUKESH AGARWAL | Y C DEVESHWAR |
| CHANDRA KANTA AGARWAL | Y C DEVESHWAR |
| V S DHANDAPANI | Y C DEVESHWAR |
| GENERAL MOTORS EMPLOYES GLOBAL GROUP PENSIONTRUST | S K CHAUBEY |
| CAPITAL INTERNATIONAL EMERGING MARKETS FUND | P CHAKRAVARTY |
| TENNESSEE CONSOLIDATED RETIREMENT SYSTEM | S MANNA |

LIST OF PROXIES WHO ATTENDED THE 93RD ANNUAL GENERAL MEETING
HELD AT SCIENCE CITY, MAIN AUDITORIUM ON 30TH JULY , 2004.

| Member for whom attended | Name of Proxy |
|---|---|
| OPPENHEIMER FUNDS INC. A/C OPPENHEIMER DEVELOPING MARKETS FUND | N K GHOSH |
| CAPITAL INTERNATIONAL INC. A/C MLC LIFE LIMITED | D NEOGI |
| CAPITAL INTERNATIONAL INC. A/C TPM INTERNATIONAL TRUST | D NEOGI |
| EMERGING MARKETS GROWTH FUND INC. | P CHAKRAVARTY |
| VIRGINIA RETIREMENT SYSTEM | S MANNA |
| MANIMALA KUNDU | GAUTAM KUNDU |
| TUSHAR KANTI PAUL | BABLOO DAS |
| SHEFALI PAUL | BABLOO SINGH |
| ASHIS KANTI PAUL | RAJA BISWAS |
| JOHN HANCOCK MUTUAL LIFE INSURANCE COMPANY A/C JOHN HANCOCK VARIABLE SERIES TRUST I - INTERNATIONAL EQUITY INDEX PORTFOLIO | S MANNA |
| STATE STREET BANK AND TRUST COMPANY A/C INDIAMSCI EMERGING MARKETS INDEX COMMON TRUST FUND | S MANNA |
| CENTRAL STATES SOUTHEAST AND SOUTHWEST AREASPENSION FUND. | P CHAKRAVARTY |
| VANGUARD INVESTMENTS AUSTRALIA LIMITED A/C VANGUARD EMERGING MARKETS SHARES INDEX FUND | P CHAKRAVARTY |
| STATE STREET BANK AND TRUST COMPANY A/C DAILYEMERGING MARKETS INDEX FUND | H P THACKER |
| PACIFIC SELECT FUND A/C EMERGING MARKETS PORTFOLIO A SERIES OF THE PACIFIC SELECT FUND | B K SINGH |
| STATE STREET BANK AND TRUST COMPANY A/C IBM TAX DEFERRED SAVINGS PLAN | H P THACKER |
| THE BOSTON COMPANY ASSET MANAGEMENT LLC A/C TBC POOLED EMPLOYEE FUNDS-EMERGING MARKETS EQUITY FUND | S BHADURI |
| AMERICAN EXPRESS ASSET MANAGEMENT INTERNATIONAL INC A/C AMERICAN EXPRESS RETIREMENT PLAN -EMERGING MARKETS | H P THACKER |
| MFS INVESTMENT MANAGEMENT A/C MFS EMERGING MARKETS EQUITY FUND | S RAJAGOPAL |
| MFS INVESTMENT MANAGEMENT A/C MFS/SUN LIFE SERIES TRUST-EMERGING MARKETS EQUITY SERIES | S RAJAGOPAL |
| TEMPLETON ASSET MANAGEMENT LTD A/C TEMPLETONEMERGING MARKETS INVESTMENT TRUST PLC | S K CHAUBEY |
| AMERICAN EXPRESS ASSET MANAGEMENT INTERNATIONAL INC A/C AXP VARIABLE PORTFOLIO EMERGING MARKETS FUND | AJAY SHARMA |

LIST OF PROXIES WHO ATTENDED THE 93RD ANNUAL GENERAL MEETING
HELD AT SCIENCE CITY, MAIN AUDITORIUM ON 30TH JULY , 2004.

| Member for whom attended | Name of Proxy |
|---|---|
| FIDELITY MANAGEMENT AND RESEARCH COMPANY A/CFIDELITY INVESTMENT TRUST - FIDELITY EMERGINGMARKETS FUND | S K CHAUBEY |
| THE BOSTON COMPANY ASSET MANAGEMENT LLC A/C THE TBC PRIVATE TRUST | S BHADURI |
| M AND G INVESTMENT MANAGEMENT LIMITED A/C THE PRUDENTIAL ASSURANCE COMPANY LIMITED | S RAJAGOPAL |
| M AND G INVESTMENT MANAGEMENT LIMITED A/C PRUDENTIAL PENSIONS LIMITED | S RAJAGOPAL |
| M AND G INVESTMENT MANAGEMENT LIMITED A/C PRUDENTIAL GLOBAL GROWTH TRUST | S BHADURI |
| M AND G INVESTMENT MANAGEMENT LIMITED A/C PRUDENTIAL INTERNATIONAL GROWTH TRUST | S BHADURI |
| MEDIOLANUM INTERNATIONAL FUNDS LIMITED A/C TOP MANAGERS EMERGING MARKETS ALPHA FUND 9 | D NEOGI |
| CAPITAL GUARDIAN TRUST COMPANY A/C CAPITAL GUARDIAN ALL COUNTRY WORLD ( EX-U.S.) EQUITY FUND FOR TAX-EXEMPT TRUSTS | N K GHOSH |
| CAPITAL GUARDIAN TRUST COMPANY A/C CAPITAL GUARDIAN ALL COUNTRY WORLD ( EX-U.S.) EQUITY MASTER FUND | N K GHOSH |
| MPAM FUNDS TRUST A/C MPAM EMERGING MARKETS FUND | N K GHOSH |
| FRANKLIN MUTUAL ADVISERS, LLC A/C MUTUAL DISCOVERY FUND ( A SERIES OF FRANKLIN MUTUAL SERIES FUND INC ) | B K SINGH |
| FRANKLIN MUTUAL ADVISERS, LLC A/C MUTUAL DISCOVERY SECURITIES FUND( A SERIES OF FRANKLINTEMPLETON VARIABLE INSURANCE PRODUCTS TRUST) | B K SINGH |
| F AND C EMERGING MARKETS LIMITED A/C FOREIGNAND COLONIAL EMERGING MARKETS INVESTMENT TRUST PLC | S BHADURI |
| F AND C EMERGING MARKETS LIMITED A/C FOREIGNAND COLONIAL INVESTMENT TRUST PLC | N K GHOSH |
| SCHRODER INVESTMENT MANAGEMENT NORTH AMERICAINC A/C SCMCT INDIA (MAURITIUS) LIMITED | P CHAKRAVARTY |
| F AND C EMERGING MARKETS LIMITED A/C F AND CINDIA LIMITED | H P THACKER |
| AMERICAN EXPRESS ASSET MANAGEMENT INTERNATIONAL INC A/C WORLD TRUST-EMERGING MARKETS PORTFOLIO | S MANNA |
| CAPITAL INTERNATIONAL INC. A/C CAPITAL GUARDIAN EMERGING MARKETS EQUITY FUND FOR TAX EXEMPT TRUSTS | S K CHAUBEY |

LIST OF PROXIES WHO ATTENDED THE 93RD ANNUAL GENERAL MEETING HELD AT SCIENCE CITY, MAIN AUDITORIUM ON 30TH JULY , 2004.

| Member for whom attended | Name of Proxy |
|---|---|
| CAPITAL INTERNATIONAL INC. A/C EMERGING MARKETS TRUST | S K CHAUBEY |
| STATE STREET BANK AND TRUST COMPANY WORLD INDEX COMMON TRUST FUNDS INDIA EMERGING MARKETSINDEX COMMON TRUST FUND | D NEOGI |
| KIM MATHULLA MATHEN | Y C DEVESHWAR |
| SEI INSTITUTIONAL INTERNATIONAL TRUST EMERGING MARKETS EQUITY FUND MANAGED BY THE BOSTON COMPANY ASSET MANAGEMENT, LLC | B K SINGH |
| CAPITAL GUARDIAN TRUST COMPANY A/C CAPITAL GUARDIAN ALL COUNTRY WORLD EQUITY FUND FOR TAX-EXEMPT TRUSTS | A K AGARWAL |
| OPPENHEIMER FUNDS, INC. A/C OPPENHEIMER DEVELOPING MARKETS FUND | A K AGARWAL |
| HOSPITALS OF ONTARIO PENSION PLAN A/C HOSPITALS OF ONTARIO PENSION PLAN - CAPITAL GUARDIANTRUST | B K SINGH |
| F AND C EMERGING MARKETS LIMITED A/C F AND CPORTFOLIOS FUND - F AND C GLOBAL EMERGING MARKETS PORTFOLIO | H P THACKER |
| WORCESTERSHIRE COUNTY COUNCIL PENSION FUND | A K AGARWAL |
| NEW YORK LIFE INSURANCE COMPANY A/C NEW YORKLIFE INSURANCE COMPANY - GENERAL FUNDS | A K AGARWAL |
| SEI INSTITUTIONAL INTERNATIONAL TRUST EMERGING MARKETS EQUITY FUND MANAGED BY CITIGROUP ASSET MANAGEMENT LIMITED | AJAY SHARMA |
| SHELL PENSIONS MANAGEMENT SERVICES LIMITED A/C SHELL PENSIONS TRUST LIMITED AS TRUSTEE OFTHE SHELL CONTRIBUTORY PENSION FUND | A K AGARWAL |
| CITIBANK INTERNATIONAL PLC A/C GLOBAL EMERGING MARKETS EQUITY FUND | D NEOGI |
| THE MAURITIUS (MAYUR) FUND LIMITED. | PARTHASARTHI MUKHERJEE |
| GENERAL ELECTRIC PENSION TRUST | PARTHASARTHI MUKHERJEE |
| JANUS WORLDWIDE FUND | PARTHASARTHI MUKHERJEE |
| WORLDWIDE GROWTH PORTFOLIO | PARTHASARTHI MUKHERJEE |
| JANUS ADVISER WORLDWIDE FUND | PARTHASARTHI MUKHERJEE |
| FRANK RUSSELL INVESTMENT COMPANY PLC EMERGINGMARKETS EQUITY FUND | PARTHASARTHI MUKHERJEE |
| STATE STREET BANK AND TRUST COMPANY TRUSTEE FOR E.I. DUPONT DE NEMOURS AND COMPANY PENSIONTRUST | PARTHASARTHI MUKHERJEE |
| GOLDMAN SACHS FUNDS, S.I.C.A.V. - GOLDMAN SACHS ASIA PORTFOLIO | PARTHASARTHI MUKHERJEE |

LIST OF PROXIES WHO ATTENDED THE 93RD ANNUAL GENERAL MEETING HELD AT SCIENCE CITY, MAIN AUDITORIUM ON 30TH JULY , 2004.

| Member for whom attended | Name of Proxy |
|---|---|
| STATE STREET TRUSTEES LIMITED AS DEPOSITARY OF UBS INVESTMENT FUND ICVC, GLOBAL EMERGING MARKETS EQUITY FUND | PARTHASARTHI MUKHERJEE |
| VANGUARD EMERGING MARKETS STOCK INDEX FUND, ASERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUND | PARTHASARTHI MUKHERJEE |
| AMERICAN AADVANTAGE EMERGING MARKETS FUND - THE BOSTON COMPANY ASSET MANAGEMENT LLC | PARTHASARTHI MUKHERJEE |
| AMERICAN INVESTMENT TRUST - BIRCH TREE FUND | PARTHASARTHI MUKHERJEE |
| PATTABIRAMAN. M | AMAR NAYAK |
| SAROJA. P | SARSA SAHADEO |
| BIMLA AGGARWAL | BIKASH HELA |
| MOHAN LAL AUDDY | CHANDAN MAJUMDER |
| T A PRASANNA KUMAR | Y C DEVESHWAR |
| SHARDA MOHUNTA | S L RATHI |
| RAMESH CHAND MOHUNTA | S L RATHI |
| SUDHA MEHRA | MANOJ KUMAR GUPTA |
| SANJAY BHUWANIA | PRABHA CHATTERJEE |
| BELA RANI SAHA | SANTI RANJAN SAHA |
| JETHI DEVI CHOPRA | BISWAJIT PATTNAYAK |
| MAGAN LAL RATHI | VEENA RATHI |
| MALATI SEN | GOPAL CHANDRA SEN |
| DILIP KUMAR PAL | SHRUTI ANAND SINGH |
| B.N MALA | K VAIDYANATH |
| NARESH SHANTILAL THACKER | PRANAY BISWAS |
| ARUN GOYLE | SWAPAN KUMAR PAIT |
| M GOVINDA RAJULU | Y C DEVESHWAR |
| G MANONMANI | Y C DEVESHWAR |
| M RAVINDRAN | ANUP SINGH |
| SAMAPTI GHOSH | PREM NIHAR GHOSH |
| SANDHYA SEN | PRADIP KUMAR SARKAR |
| INDER SHARMA | Y C DEVESHWAR |
| SURESH KUMAR PODDAR | RAJENDRA KUMAR SARAF |
| SAMBHU KUMAR KUNDU | Y C DEVESHWAR |
| RAMA SARAF | ABHISHEK KHEMKA |
| RATNA GOENKA | SAROJ SHAH |
| NAV RATAN GOENKA | SHRUTI GOENKA |
| A MOHAMMED FAHIM | ASHOK ROY |
| KONDURI SRIRANGANAYAKULU | SUDHAKAR RAO |
| SUBHASH MITRA | PRABHAT PATTANAYAK |
| GHAN SHYAM AGARWAL | Y C DEVESHWAR |
| R RANGANATH | ANUP SINGH |
| RANJIT SENGUPTA | AMITA SENGUPTA |
| ASHIS KANTI PAUL | DIPAK DAS |
| GARGI PAUL | HABUL BHATTACHARYA |
| ASHWIN PARMANANDDAS SHAH | SUJIT SAHA |
| TUBA A MAHABAT | Y C DEVESHWAR |
| KRISHNAKANT PARMANANDDAS SHAH | TAMAL SEN |
| RAMDEO GAWALA | DIPAK HELA |
| PADMA RANI SETHI | Y C DEVESHWAR |
| SHAH DAHYABHAI AMRITLAL | Y C DEVESHWAR |
| SHAH PARVATIBEN AMRITLAL | BAPPA ROY |
| SHAH DAHYABHAI AMRITLAL | Y C DEVESHWAR |

LIST OF PROXIES WHO ATTENDED THE 93RD ANNUAL GENERAL MEETING HELD AT SCIENCE CITY, MAIN AUDITORIUM ON 30TH JULY , 2004.

| Member for whom attended | Name of Proxy |
|---|---|
| GAURAV RATHI | TARUN RATHI |
| CHANDAN DHAR | ANUP KR SENGUPTA |
| SWATANTRA KUMAR SOMANI | PRAVEEN SOMANI |
| ASHOK SOMANI | PRAVEEN SOMANI |
| SURESH CHAND JAIN | ADITYA SONI |
| ASHA SOMANI | PRAVEEN SOMANI |
| MADHUMITA PAUL | A MUKERJEE |
| CHHABI GHOSH | JAYANTA KR BANERJEE |
| MRINAL KANTI PAUL | Y C DEVESHWAR |
| JNAN PROKAS CHANDRA | JYOTI PROKAS CHANDRA |
| RAM CHAND CHUNDER | JYOTI PROKAS CHANDRA |
| SIKHA BISWAS | SANKAR PROSAD MONDAL |
| ANUP KUMAR MITRA | Y C DEVESHWAR |
| MIHIR KUMAR MITRA | RINKU SAHA |
| NANDITA MITRA | ANIRBAN MITRA |
| RAJENDER KUMAR GURZI | Y C DEVESHWAR |
| RANJAN DAS | B B CHATTERJEE |
| SRINIVAS UPPULA | K VAIDYANATH |
| C RAJA KUMAR | Y C DEVESHWAR |
| C MURALIDARAN | Y C DEVESHWAR |
| C VINODHAN | Y C DEVESHWAR |
| C MANGAYARKARASI | Y C DEVESHWAR |
| J V SHANTHAKUMAR | VIKAS MILANI |
| S B JAGADEESH | K VAIDYANATH |
| K HARANATH | K VAIDYANATH |
| DR MADAN MOHAN DAS | SANDIP DAS |
| NAZIM SULTANALI MANEKIA | Y C DEVESHWAR |
| RADHEY SHYAM KHANDELWAL | ANURADHA GOEL |
| PRABIR DATTA | AMAL DUTTA |
| JHARNA BANERJEE | MANORANJAN BANERJEE |
| LALITA AGARWALA | PRAVEEN SOMANI |
| KANIKA BANERJEE | PRADIPTA ROY |
| MANAK CHAND SETHIA | RAVINDRA KUMAR SETHIA |
| BAL KISHAN DAGA | AMIT DAGA |
| UPENDRA NATH CHOWDHURY | BINOD MALLICK |
| SUNIL KUMAR AGARWAL | Y C DEVESHWAR |
| MANISHA AGARWAL | Y C DEVESHWAR |
| BANSHI DHAR SINGH | BIDYUT SAHA |
| RANJAN DAS | RAHUL HELA |
| GOVIND DEVI BINANI | SUSHIL KUMAR DAGA |
| KOTHA VENKATARAMANA | DHANGAR DAS |
| RAJENDRAN R | K VAIDYANATH |
| GOPAL DAS BAGARIA | SUSHIL KUMAR AGARWAL |
| BHARAT KISHORE | Y C DEVESHWAR |
| PUTNAM CANADIAN GLOBAL TRUST - PUTNAM EMERGING MARKETS EQUITY FUND | Y C DEVESHWAR |
| FIDELITY MANAGEMENT RESEARCH COMPANY A/C FIDELITY ADVISOR SERIES VIII FIDELITY ADVISOR EMERGING ASIA FUND | Y C DEVESHWAR |
| BRINSON RELATIONSHIP FUNDS - BRINSON EMERGINGMARKETS EQUITY FUND | Y C DEVESHWAR |

LIST OF PROXIES WHO ATTENDED THE 93RD ANNUAL GENERAL MEETING HELD AT SCIENCE CITY, MAIN AUDITORIUM ON 30TH JULY , 2004.

| Member for whom attended | Name of Proxy |
|---|---|
| LLOYD GEORGE INVESTMENT MANAGEMENT (BERMUDA)LTD A/C SOUTH ASIA PORTFOLIO | Y C DEVESHWAR |
| BT FUNDS MANAGEMENT LIMITED AS TRUSTEE OF BTPACIFIC BASIN FUND | Y C DEVESHWAR |
| STICHTING PENSIOENFONDS ABP | Y C DEVESHWAR |
| TRUSTEES OF THE MINEWORKERS PENSION SCHEME LIMITED - MINEWORKERS PENSION SCHEME | Y C DEVESHWAR |
| COMMONFUND ASSET MANAGEMENT COMPANY,INC. A/CCOMMONFUND EMERGING MARKETS INVESTORS COMPANY | Y C DEVESHWAR |
| ANITA CHANANI | HARISH KUMAR CHANANI |
| RAJIVE KAUL | Y C DEVESHWAR |
| PREM S KATARIA | Y C DEVESHWAR |
| S GOPAL KRISHNA | Y C DEVESHWAR |
| MUSTAFA ABDULKARIM MUKHI | ANJAN BOSE |
| BINOD KUMAR AGRAWAL | LAL BABU CHOURASIA |
| LEKHA GIRI | MUKUL SAHA |
| VARGHESE A K | K VAIDYANATH |
| PRABHASH KUMAR AGRAWALLA | SHREE CHAND SONI |
| PUSHPABEN INDUPRASAD JOSHI | ASHOK GHOSH ROY |
| PUSHPABEN INDUPRASAD JOSHI | SUDHIR KR SAHA |
| M ANWER EBRAHIM | AMIT DAS |
| B R NAGENDRA GUPTA | Y C DEVESHWAR |
| DEEPAK L ASWANI | Y C DEVESHWAR |
| K S VAIDYANATHAN | Y C DEVESHWAR |
| NIMAI CHAND DUTT | ARIT DUTTA |
| SARASWATI DUTT | ARUNABHA BISWAS |
| P R PADMANABAN | Y C DEVESHWAR |
| PRADIP MITRA | SUBHASH CHANDRA CHAUDHURI |
| KALPANA SEN | ARUN KUMAR SEN |

ITC Limited

*Registered Office*
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

18th August, 2004

The Secretary
National Stock Exchange
of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex,
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sir,

In terms of the Listing Agreement, we enclose a copy of the Certificate dated 28th May, 2004 from M/s. A. F. Ferguson & Co., Statutory Auditors, confirming compliance with Conditions of Corporate Governance under Clause 49 of the Listing Agreement by the Company.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

Encl. as above.

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

A. F. FERGUSON & CO.
CHARTERED ACCOUNTANTS

APEEJAY HOUSE
5th FLOOR, BLOCK 'B'
15 PARK STREET
KOLKATA - 700 016

May 28, 2004

The Board of Directors
ITC Limited
Virginia House
37 J L Nehru Road
Kolkata 700071

Dear Sirs,

Re: Certificate of compliance of conditions of Corporate Governance

Please find enclosed a certificate addressed to the shareholders regarding the compliance of conditions of Corporate Governance for the year ended on March 31, 2004, as stipulated in clause 49 of the Listing Agreement with the Stock Exchanges in India which, in terms of sub-clause VIII, is required to be annexed with the Directors' Report.

Yours faithfully,

Encl:

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